# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: F&G Annuities & Life, Inc., CIK 0001934850
CUSIP: 30190A104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 801 GRAND AVE, SUITE 2600, 801 GRAND AVE, SUITE 2600, DES MOINES, Iowa (IA), 50309
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001331875-23-000008
Filed by CIK 0001331875

## Reporting persons
- Fidelity National Financial, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 110,942,551; shared voting power 0; sole dispositive power 110,942,551; shared dispositive power 0; aggregate amount beneficially owned 110,942,551 (82.4% of the class)

## Item 1. Issuer
Name of issuer: F&G Annuities & Life, Inc.
Address of issuer's principal executive offices: 801 GRAND AVE, SUITE 2600, 801 GRAND AVE, SUITE 2600, DES MOINES, IOWA, 50309.

## Item 2. Person Filing
Name of person filing: Fidelity National Financial, Inc. ("FNF")
Address of principal business office or, if none, residence:
601 Riverside Ave
Jacksonville Florida 32204
Citizenship: FNF is a Delaware corporation

## Item 4. Ownership
Amount beneficially owned: 110,942,551
Percent of class: 82.3%
Sole power to vote or to direct the vote: 110,942,551
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 110,942,551
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Shares of Common Stock indirectly beneficially owned by FNF are held directly by the following subsidiaries of FNF: Chicago Title Insurance Company (253,241), Fidelity National Title Insurance Company (115,630), and Commonwealth Land Title Insurance Company (90,432).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Fidelity National Financial, Inc.: /s/ Michael L. Gravelle, Executive Vice President, General Counsel and Corporate Secretary (05/08/2025)